Exhibit 15.1

Acknowledgement Letter

To the Board of Directors and Stockholders of
Vatee Inc.

This letter is to acknowledge the we are  aware of the use of our report on unaudited interim financial information for Vatee Inc, dated July 28, 2015 and covering the six month period ended June 30, 2015 in a registration statement of that pursuant to Rule 436(c) under the Securities Act is not considered a part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of that Act.

/s/ Dov Weinstein & Co. C.P.A. (lsr)

Jerusalem Israel

October 6, 2015